UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Other Information

On August 5, 2026, Kamada Ltd. (the “Company”) held its Annual General Meeting of Shareholders at the Company’s offices located at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel (the “Meeting”). At the Meeting, shareholders voted on and approved, by the requisite majority, each of the proposals described in the Company’s Notice and Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on June 18, 2026.

Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	The re-election of the Company’s seven directors (who are not external directors) to serve as members of the Company’s Board of Directors until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected.

2.	The re-election of each of the Company’s two external directors, within the meaning of the Israeli Companies Law, 5759-1999, each for a second three-year term.

3.	The approval of the grant of options to each of the director nominees and external director nominees subject to their respective re-election under Proposals 1 and 2.

4.	The approval of an amendment to the U.S. Taxpayers Appendix to the Company’s 2011 Israeli Share Award Plan to increase the aggregate number of ordinary shares reserved thereunder for issuance upon exercise of incentive stock options, in accordance with U.S. tax law.

5.	The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2026, and for such additional period until the Company’s next annual general meeting of shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2026	KAMADA LTD.

	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and Corporate Secretary

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